EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

07022469

30th March, 2007.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 23rd March 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) an announcement, dated 26th March 2007, confirming that Fidelity International Ltd and its subsidiaries have decreased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 22nd March 2007, held 39,990,011 shares, being 4.99% of the shares in issue;

(b) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 27th March 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 27th March 2007;

(c) an announcement, dated 28th March 2007 confirming that, in connection with the Company's Scrip Dividend Scheme, an application has been made to The UK Listing Authority for 362,125 EMI Group plc Ordinary Shares of 14p each to be admitted to the Official List, with dealings in such shares expected to commence on 2nd April 2007;

(d) an announcement, dated 29th March 2007, confirming that Deutsche Bank AG and its subsidiaries have decreased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 27th March 2007, held 38,018,680 shares, being 4.75% of the shares in issue;

(e) an announcement, dated 29th March 2007, confirming that the Credit Suisse companies have decreased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 23rd March 2007, held 38,119,326 shares, being 4.76% of the shares in issue; and,

(f) an announcement, dated 30th March 2007, notifying the market that, in conformity with the FSA's Disclosure and Transparency Rules, the total number of voting rights in EMI Group plc is 800,149,995.

PROCESSED
APR 12 2007
THOMSON
FINANCIAL

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

dlw 4/10

Encs.

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:23 26-Mar-07
Number	PRNUK-2603

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Fidelity International Limited (FIL)
4. Full name of shareholder(s) (if different from 3.):	State Street Bank and Trust Co London Northern Trust London JP Morgan, Bournemouth HSBC Bank plc Brown Brothers Harriman Ltd Luxembourg Bank of New York Brussels
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	22 March 2007
6. Date on which issuer notified:	26 March 2007
7. Threshold(s) that is/are crossed or reached:	5.00%
8. Notified details:	See below

12. Date on which proxy holder will cease to hold voting rights: 22 March 2007

13. Additional information:

14. Contact name: Teresa Garry

15. Contact telephone number: 01737 837092

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/52

Regulatory News Service

27th March, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 27th March 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 800,149,995 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,

- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/53

Regulatory News Service

28th March, 2007.

EMI GROUP PLC
Additional Listing

Application has been made to The UK Listing Authority for the listing of 362,125 Ordinary Shares of 14p each in the Company to the Official List and to the London Stock Exchange for these shares to be admitted to trading.

These shares are to be issued pursuant to the EMI Group plc scrip dividend scheme and will rank pari passu with the existing shares in issue.

Dealings are expected to commence on Monday 2nd April 2007.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	11:04 29-Mar-07
Number	PRNUK-2903

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation: Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 27-03-2007

6. Date on which issuer notified: 28-03-2007

7. Threshold(s) that is/are crossed or reached: 5%

8. Notified details: See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	14:50 29-Mar-07
Number	PRNUK-2903

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	23-03-2007
6. Date on which issuer notified:	29-03-2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction
	Number	Number	Number

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Glenda Burford

15. Contact telephone number: 020-7888-3599

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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VIA PR NEWSWIRE DISCLOSE

ER 07/56

Regulatory News Service

30th March, 2007.

EMI GROUP PLC
Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, the Company wishes to notify the market that, following the exercise of savings-related share options during March 2007, EMI Group plc's capital increased to 800,149,995 Ordinary Shares of 14p each as at 30th March 2007. Each Ordinary Share carries the right to one vote at general meetings of the Company's shareholders. The Company does not hold any Ordinary Shares in Treasury and, therefore, the total number of voting rights in EMI Group plc is 800,149,995.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, EMI Group plc under the Disclosure and Transparency Rules.

END

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231